Report of Independent Registered Public Accounting Firm

To the Board of Directors of
The BNY Hamilton Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that BNY/Ivy Multi-Strategy Hedge Fund LLC (the
"Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004, and with respect to agreement of investment fund contributions and withdrawals, if any, for the period from April 1, 2004 through September 30, 2004:

     We confirmed investment fund positions held by the Fund with the underlying investment funds' general partners/managing members as of September 30, 2004.

     We obtained reconciliations between the Fund's accounting records and the custody records as of September 30, 2004 and examined reconciling items above a certain threshold.

     We obtained an understanding of the Fund's controls for the period from April 1, 2004 through September
     30, 2004 over the reconciliations of investment fund positions between the Custodian, the Administrator and the Adviser's accounting records.

     We agreed pending investment fund contributions and withdrawals for the Fund as of September 30, 2004 to the corresponding subsequent statements or confirmed activity with the underlying investment funds' general partners/managing members.

     We confirmed investment fund contributions and withdrawals for the Fund with the underlying investment funds' general partners/managing members for the period from April 1, 2004 through September 30, 2004.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that BNY/Ivy Multi-
Strategy Hedge Fund LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2004, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of BNY/Ivy Multi-
Strategy Hedge Fund LLC and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

               ERNST & YOUNG LLP

New York, New York
May 17, 2005




          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 21247           09/30/04

2.   State Identification Number:

AL 31382  AK 60043777    AZ 35260
AR 60015245    CA 308-9543    CO IC-2003-24-816
CT 1023253      DE 2490       DC 60018128    FL
GA SC-MF-046588     HI SC-46588    ID 56132
IL 60006093    IN 03-0130RC   IA i-55257
KS 2003S0000723     KY 60010545    LA 64965
ME OIC10001500 MD SM20030450
MA 03033980    MI 940072 MN R45800.1
MS MF-03-03-063     MO 2003-00275  MT 49893
NE 56590  NV   NH   NJ MF-2390
NM 3888   NY   NC 3953   ND   AK208
OH 37045  OK IC2065952   OR 2003-295
PA 03-03-027MF RI   SC MF14899     SD 29266
TN RM03-2251   TX 75254  UT B00383370
VT 163657 VA 137247 WA 60034437
WV MF46965     WI 453928-01   WY 19597
PUERTO RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: BNY Hamilton Funds, Inc.

4. Address of principal executive office: (number, street, city, state, zip code) Steven Pisarkiewicz
     1633 Broadway, New York, NY 10019
INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
   INDEPENDENT PUBLIC ACCOUNTANT